UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SINOVAC BIOTECH LTD.

(Exact name of registrant as specified in its charter)

Antigua, West Indies	Not Applicable
(State or other jurisdiction	(I.R.S. Employer Identification
of incorporation or organization)	Number)

No. 15 Zhi Tong Road, Zhongguancun Science and Technology Park Changping District, Beijing 102200 People’s Republic of China	Not Applicable
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: ___________ (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series B Convertible Preferred Shares

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered

On February 22, 2019, Sinovac Biotech Ltd. (the “Company”) received evidence from the administrator of the Financial Services Regulatory Commission in Antigua and Barbuda that the Company’s articles of incorporation was amended effective as of February 18, 2019 to include a Certificate of Designations, thereby establishing and designating the rights, privileges, restrictions and other matters of a series of the Company’s Preferred Shares, par value $0.001 per share (the “Preferred Shares”) designated the Series B Convertible Preferred Shares (the “Series B Preferred Shares”), consisting of 16,000,000 shares. The following is a summary description of the rights, privileges, restrictions and other matters relating to the Series B Preferred Shares:

Ranking. The Series B Preferred Shares will rank senior to the Company’s Common Shares, par value $0.001 per share (the “Common Shares”), Series A Junior Participating Preferred Shares, par value $0.001 per share, and Series C Junior Participating Preferred Shares, par value $0.001 per share, and junior to all series or any other class of the Company’s Preferred Shares, except to the extent that any such other series or class specifically provides that it will rank on a parity with or junior to the Series B Preferred Shares.

Dividends. Holders of Series B Preferred Shares will be entitled to receive (i) the same aggregate amount per share (on an as-converted basis) of all dividends (cash or in-kind) declared on the Company’s Common Shares and (ii) cumulative preferential dividends, payable quarterly in arrears, at an annual rate of $0.41 per annum in cash until the earlier of (a) the conversion of the Series B Preferred Shares into the Common Shares or (b) the listing of the Series B Preferred Shares on a nationally recognized securities exchange.

Voting Rights. Holders of Series B Preferred Shares will be entitled to vote with the holders of Common Shares, voting together as a single class, on all matters submitted for a vote of the shareholders of the Company, subject to applicable law. Each Series B Preferred Share will entitle the holder to a number of votes equal to the number of Common Shares issuable upon the conversion of such Series B Preferred Share to which such share is entitled as of the applicable record date.

Conversion. Either (i) at the option of the Company or (ii) within 90 days of approval by the shareholders of the Company of an increase in the number of the Company’s authorized but unissued Common Shares to such number as would be sufficient to effect the conversion of all or any portion of the outstanding Series B Preferred Shares (a “Common Share Increase”), all or such portion of the Series B Preferred Shares will be convertible into Common Shares on a one-for-one basis, subject to customary anti-dilution adjustments.

Listing. In the event the shareholders of the Company do not vote to approve a Common Share Increase at the next annual general meeting following the initial issuance of any Series B Preferred Shares, the Company will use its best efforts to list the Series B Preferred Shares for trading on a nationally recognized securities exchange within 180 days of such annual general meeting.

Consolidation, Merger, etc. In case the Company shall enter into any consolidation, amalgamation, merger, combination or other transaction in which the Common Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case each Series B Preferred Share shall at the same time be similarly exchanged or changed into an amount per share (on an as-converted basis) equal to the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each Common Share is changed or exchanged.

Liquidation. Upon any liquidation, dissolution or winding up of the Company, voluntary or otherwise, the holders of Series B Preferred Shares shall be entitled to receive a preferential payment of $0.01 per share, plus an aggregate amount per share (on an as-converted basis) equal to the aggregate amount to be distributed per share to holders of Common Shares.

The foregoing description of the Certificate of Designations is qualified in its entirety by reference to the full text of the document, which is filed as Exhibit 3.2 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2. Exhibits

Exhibit Number	Exhibit Description

3.1	Articles of Incorporation and Bylaws, as amended on March 21, 2006 and July 14, 2011 (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F (file no. 001-32371) of Sinovac Biotech Ltd. filed with the Securities and Exchange Commission on April 12, 2012).

3.2	Certificate of Designations with respect to the Company’s Series B Convertible Preferred Shares.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SINOVAC BIOTECH LTD.

Date:	February 22, 2019	By:	/s/ Nan Wang
Name: Nan Wang
Title: Chief Financial Officer